UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Under Armour, Inc.

(Name of Issuer)

Class A Common Stock, $0.0003 1/3 par value per share

(Title of Class of Securities)

904 311 107

(CUSIP Number)

Kevin A. Plank

President, Chief Executive Officer and Chairman

Under Armour, Inc.

1020 Hull Street

3rd Floor

Baltimore, MD 21230

(410) 454-6428

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904 311 107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin A. Plank

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,200,100*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,200,100*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,200,100*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32%

14.	Type of Reporting Person (See Instructions) IN

*              Includes 100 shares of Class A Common Stock owned directly by the Reporting Person, 14,291,025 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 14,291,025 shares of Class B Common Stock owned directly by the Reporting Person, and 908,975 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 908,975 shares of Class B Common Stock owned by two entities of which the Reporting Person is the managing member.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of Class A Common Stock, par value $0.0003 1/3 (the "Class A Common Stock"), of Under Armour, Inc., a Maryland corporation (the "Issuer").  The Issuer’s principal executive office is located at 1020 Hull Street, 3rd Floor, Baltimore, MD 21230.

Item 2.	Identity and Background
(a) This Schedule 13D is being filed by Kevin A. Plank (the “Reporting Person”).
(b) The principal business address of the Reporting Person is 1020 Hull Street, 3rd Floor, Baltimore, MD 21230.
(c) The Reporting Person is the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering of its Class A Common Stock which closed on November 23, 2005.  Prior to the Issuer’s initial public offering, the Reporting Person owned 16,200,000 shares of the Issuer’s Class A Common Stock.  In connection with the Issuer’s initial public offering, the Reporting Person sold 1,000,000 shares of Class A Common Stock in the initial public offering, and exchanged his remaining shares of Class A Common Stock for shares of Class B Common Stock (the “Class B Common Stock”), on a one-for-one basis.  In addition, upon the consummation of the Issuer’s initial public offering, the Issuer granted to each full-time employee of the Issuer who had been continuously employed by the Issuer since April 30, 2005, including the Reporting Person, 100 shares of the Issuer’s Class A Common Stock.  As a result of these transactions, the Reporting Person owns 15,200,000 shares of Class B Common Stock and 100 shares of Class A Common Stock.  Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis under certain circumstances, including at the option of the Reporting Person.

Accordingly, the Reporting Person is deemed to be the beneficial owner of 15,200,100 shares of the Issuer’s Class A Common Stock.
Item 4.	Purpose of Transaction

As described in Item 3 above, all of the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering.  The Reporting Person is a founder of the Issuer, and prior to the Issuer’s initial public offering the Reporting Person owned approximately 44% of the equity of the Issuer.

Each share of Class B Common Stock entitles the Reporting Person to 10 votes for each share of the Issuer’s Class A Common Stock on all matters on which the holders of the Issuer’s Class A Common Stock are entitled to vote.  Shares of Class A and Class B Common Stock vote together as a single class in all matters submitted to a vote of stockholders.  As a result, the Reporting Person owns shares of Class B Common Stock and Class A Common Stock representing approximately 83% of the combined voting power of the Issuer.  Accordingly, the Reporting Person is in a position to control the outcome of substantially all matters submitted to the holders of Class A Common Stock of the Issuer, including, but not limited to the election of directors, mergers, and other business combinations.  Subject to the fiduciary responsibilities of the directors to the Issuer, the Reporting Person, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Issuer.

The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Class A Common Stock.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of common stock which the Reporting Person now owns or may hereafter acquire.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present Board of Directors or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

Pursuant to the terms of a Lock-Up Agreement between the Reporting Person and the underwriters of the Issuer’s initial public offering, the Reporting Person is restricted from selling any shares of the Issuer's Class A or Class B Common Stock for a period of 180 days beginning November 17, 2005, unless otherwise agreed to in writing by the underwriters.
Item 5.	Interest in Securities of the Issuer

(a)                                  As of the date of this report, the Reporting Person beneficially owns an aggregate of 15,200,100 shares of Class A Common Stock.  As noted above, the number of shares beneficially owned by the Reporting Person includes 15,200,000 shares of Class A Common Stock issuable upon conversion of 15,200,000 shares of Class B Common Stock.  The Reporting Person’s holdings represent approximately 32% of the Issuer’s outstanding common shares (based upon 46,376,651 shares of Class A Common Stock deemed outstanding after issuance of the 15,200,000 shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock).  The Reporting Peron’s shares represent approximately 83% of the total voting power of the combined voting classes of the capital stock of the Issuer.

(b)                                 As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, all of the shares of Class A Common Stock beneficially owned by him, including 908,975 shares of the Issuer’s Class A Common Stock that can be acquired upon the conversion of 908,975 shares of Class B Common Stock that are owned by two entities of which the Reporting Person is the managing member.

(c) The Reporting Person has not effected any transactions, other than those described herein, in the class of securities described herein during the past sixty days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is entitled to certain rights with respect to the registration of the Issuer’s common stock pursuant to a Registration Rights Agreement dated September 30, 2003 (the “Registration Rights Agreement”) among the Issuer and, among others, the Reporting Person.  The Registration Rights Agreement provides for demand registration rights pursuant to which the Issuer must generally comply with the request of certain stockholders to register shares on their behalf and piggyback registration rights pursuant to which the holders can request registration of their shares when the Issuer register shares.

Under the terms of the Registration Rights Agreement, at any time beginning six months after the closing of the initial public offering of the Issuer’s securities, stockholders with rights under the agreement may request that the Issuer register all or any portion of the shares held by such requesting holder or holders, if the reasonably anticipated aggregate price to the public of such sale would be at least $10.0 million. The total number of shares included in the registration will be subject to any limitations imposed by the underwriters for such sale. The Issuer is obligated to register shares of its common stock up to a maximum of two times under this provision of the Registration Rights Agreement unless certain conditions are not met.

Additionally, if at any time the Issuer is eligible to use Form S-3, stockholders having rights under the Registration Rights Agreement have the right to request that the Issuer file a registration statement covering all or any portion of such stockholder or stockholders registrable shares on Form S-3, but only if the reasonably anticipated aggregate public offering price of the shares to be registered is at least $2,000,000. These rights are subject to a limit of one registration in any 12-month period.

The stockholders who are parties to the Registration Rights Agreement also have piggyback registration rights which apply when the Issuer registers shares other than pursuant to a Form S-4 or S-8. The Registration Rights Agreement also provides that the number of shares included by any stockholder in an underwritten public offering may be reduced if and to the extent the underwriters for such offering determine that the number of shares to be included in the registration exceeds the number that the underwriters believe they can sell.

The Issuer is required to bear all registration fees and expenses related to the registrations under the Registration Rights Agreement, excluding any transfer taxes relating to the sale of the shares held by the Issuer’s existing stockholders, any underwriting discounts or selling commissions and certain expenses that may be necessary to enable the Issuer’s existing stockholders to consummate the disposition of shares in certain jurisdictions. The rights of the holders who are parties to the Registration Rights Agreement terminate upon the earlier of five years from the date of the closing of the Issuer’s initial public offering or, with respect to any holder who holds less than one percent of the Issuer’s outstanding common stock, such time as all of that holder's securities may be sold within a 90-day period in a single transaction under Rule 144 of the Securities Act.

In addition, pursuant to the terms of a Lock-Up Agreement between the Reporting Person and the underwriters of the Issuer’s initial public offering, the Reporting Person is restricted from selling any shares of the Issuer's Class A or Class B Common Stock for a period of 180 days beginning November 17, 2005, unless otherwise agreed to in writing by the underwriters.   The 180-day restricted period described in the preceding sentence will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16 day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or announcement of the material news or event.

The above description of the Registration Rights Agreement and the Lock-Up Agreement does not purport to be a complete description of the rights and obligations under these agreements.  The above description is qualified in its entirety by reference to the Registration

Rights Agreement and Lock-Up Agreement, copies of which are attached hereto as Exhibit's 1 and 2, respectively and are incorporated by reference herein.
Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Registration Rights Agreement dated September 30, 2003 Exhibit 99.2 Lock-Up Agreement dated November 17, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2005
Date
/s/ Kevin A. Plank
Signature
Kevin A. Plank
Name/Title